Prospectus



                       IMAGE TECHNOLOGY LABORATORIES, INC.


    3,455,362 warrants previously issued and 3,455,362 shares of common stock underlying such warrants to be sold separately by selling shareholders


Net Proceeds to Image Technology............................................None


Price of shares and warrants
 offered by selling shareholders.........Prevailing market price at time of sale

           On September 14, 2001, our Board of Directors authorized extending the expiration dates of our Class A $.40 warrants and our Class B $.50 warrants from October 15, 2001 to April 15, 2002 and changed the redemption strike price from $2.00 to $1.00. This Prospectus is being delivered to existing warrantholders in connection with such extension.

           We trade on the OTC Bulletin Board under the symbol "IMTL" with respect to our common stock and under the symbol "IMTLW and IMTLZ" with respect to the warrants. The warrants are detachable from the shares.

           Look carefully at the risk factors beginning on page 5 of this prospectus.

           Image Technology will receive none of the proceeds of previously registered shares or warrants sold by selling shareholders.

           This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

           Neither the SEC nor any other regulatory body has approved these shares or determined that this prospectus is accurate or complete. It is illegal for anyone to tell you otherwise.


                 THE DATE OF THIS PROSPECTUS IS OCTOBER 16, 2001







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                                TABLE OF CONTENTS

Prospectus Summary............................................................ 3

Risk Factors.................................................................. 5

Dividend Policy...............................................................12

Management Discussion and Analysis of Financial
           Condition and Results of Operation.................................12

Description of Business.......................................................14

Management....................................................................22

Executive Compensation........................................................24

Principal Security holders....................................................27

Certain Relationships and Related Transactions................................27

Market for Securities.........................................................28

Description of Securities.....................................................29

Transfer Agent and Registrar..................................................32

Shares Eligible for Future Sale...............................................34

Legal Matters.................................................................34

Experts.......................................................................34

Where You Can Find More Information...........................................35

Index to Financial Statements ...............................................F-1

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                               PROSPECTUS SUMMARY

           The following summary highlights information which we present more fully elsewhere in this prospectus. You should read this entire prospectus carefully.

Introduction

           Image Technology is a software developmental stage company which has entered the medical image management segment of the healthcare information systems market. We were incorporated in Delaware on December 5, 1997. Our principal executive offices are located at 167 Schwenk Drive, Kingston, New York 12401. Our phone number is (845) 338-3366.

Our Founders

           Our founders, Drs. David Ryon, Carlton Phelps and Mr. Lewis Edwards, own 7,288,750 shares of common stock, representing 70.67% of our outstanding 11,075,612 shares of common stock. In addition, they also own 1,500,000 shares of preferred stock, or 100% of the outstanding shares.

           Dr. Ryon is the founder of the Kingston Diagnostic Center in Kingston, New York and operated the Kingston Diagnostic Center as a sole proprietor from its inception in 1992 until the sale of the business to Rockland Radiological Group, P.C. in 1997. Dr. Phelps was Chief of Radiology at the Kingston Hospital where he served since May 1999. He is now employed full time by Image Technology. From 1996 to 1999, Dr. Phelps was employed by Kingston Diagnostic Radiology, P.C. and from 1995 to 1996, Dr. Phelps served as Director of Radiology at Child's Hospital in Albany, New York. Mr. Edwards has served as a senior technical staff member at IBM since 1993. He was an architect and lead software designer for IBM's RS/6000 SP, a massive parallel processor. From 1982 to 1993 he served as the head of engineering for Graphic Systems Labs, a CAD/CAM Independent Business Unit start-up company within IBM.

Our Company

           Through our three founders, we have designed and are developing a proprietary picture archiving and communications software system, or PACS, which we call ITLPACS, for use in the management of medical diagnostic images by hospitals and medical centers. A PACS inputs and stores diagnostic images in digital format from original imaging sources such as CT scans, MRIs, ultrasound, nuclear imaging and digital fluoroscopy.

           ITLPACS routes, archives and displays digital images linked to patient information from either radiology information systems or hospital information systems. ITLPACS has been designed to interface with hospital departments and radiology information systems so that patient data can be integrated with diagnostic images for improved record retrieval and increased accuracy of image interpretation. Using

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ITLPACS, radiologists can read and interpret the digitized versions of diagnostic images from any terminal or computer to which they can be sent.

This facilitates:

                     - time-critical transfer of patient information between
                       hospital departments, such as from radiology to emergency room,
                     - rapid off-site consultations by specialists at remote
                       locations, or
                     - convenient home viewing by individual radiologists.

           Hospitals and other health organizations can use ITLPACS permanently to replace more costly and cumbersome image storage mediums such as film. Image Technology provides all support services, including:

                     - remote system,
                     - network, and
                     - database administration and management.

           We are also developing a unique display station which allows radiologists to simultaneously view multiple digitized images. ITLPACS has been designed to run under the Windows 2000 operating system and includes no-cost remote access to the imaging database via the Internet for on-call remote diagnosis or referring physician consultations.

           Our customers will include hospitals, medical centers and imaging centers in the northeastern United States. Image Technology will distribute ITLPACS through three channels:

                     - original equipment manufacturer relationships,
                     - partnerships, and
                     - direct distribution through its own sales
                       representatives.


           Since inception, we have incurred losses, resulting in an accumulated deficit of approximately $1,280,000 at June 30, 2001. We currently have no sources of revenue and expect to incur additional losses for the foreseeable future. Market acceptance of ITLPACS, which we introduced in the fiscal second quarter of 2001, is critical to our future success. We completed the initial phase of product development of ITLPACS in the third quarter of 2000. We do not expect to generate any revenues from planned operations prior to the fourth fiscal quarter of 2001. For a discussion of these and other risks relating to an investment in our common stock, see "Risk Factors" beginning on page 5.

The Offering

           On September 14, 2001, our Board of Directors authorized extending the expiration dates of our Class A $.40 warrants and our Class B $.50 warrants to April 15, 2002 and changed the redemption strike price from $2.00 to $1.00. The warrants are redeemable by Image Technology at $.05 per warrant if the common stock closing bid price exceeds $1.00 for 10 consecutive trading days.


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                                  RISK FACTORS

           Please consider the following risk facts together with the other information presented in this prospectus including the financial statements and the notes thereto before investing in our common stock. The trading price of our common stock and warrants could decline due to any of the following risks, and you might lose all or part of your investment.

Our limited operating history makes it difficult to evaluate our prospects. We incorporated on December 5, 1997, and commenced operations January 1, 1998. Accordingly, we have only a limited operating history on which to evaluate our business. As a result of our limited operating history we may be unable to accurately forecast our revenues. Our relative lack of experience means that our business will have numerous personnel, operational, financial, regulatory and other risks not faced by more experienced competitors. We are still in our formative and development stage. As an investor, you should be aware of the difficulties, delays and expenses normally encountered by an enterprise in its development stage, many of which are beyond our control, including:

                     -  unanticipated developmental expenses,

                     -  inventory costs,

                     -  employment costs, and

                     -  advertising and marketing expenses.

We cannot assure our investors that our proposed business plans as described in this prospectus will materialize or prove successful, or that we will ever be able to operate profitably. If we cannot operate profitably, you could lose your entire investment.

As a result of the start-up nature of our business we expect to sustain substantial operating expenses without generating significant revenues. Accordingly, a failure to meet our revenue projections will have an immediate and negative impact on profitability. In addition, we cannot be certain that our evolving business model will be successful, particularly in light of our limited operating history. There can be no assurance that we will be able to successfully remain in the medical image management market as currently planned. Our survival in the medical image management industry will depend upon our ability to:

                     - successfully develop and enhance our current product

                     - to develop or obtain from third-party suppliers new
                       products which keep pace with technological developments,

                     - respond to evolving end-user requirements, and

                     - achieve market acceptance.


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If we are unable to anticipate or respond adequately to technological developments or end-user requirements or any delays in product development, acquisition or introduction, we will be unable to become or remain profitable which could cause our stock price to decline and cause you to lose your investment.

We have a history of losses and an accumulated deficit and we expect future losses. Image Technology is a developmental stage company which has generated no revenues from product sales. We do not expect to generate revenue from product sales until at least the fourth fiscal quarter of 2001. Image Technology has incurred losses of approximately $1,280,000 from its inception through June 30, 2001 primarily as a result of legal and accounting expenses incurred in connection with business formation, and after January 1, 2000 research and developmental expenses consisting principally of cash and non cash compensation of our founders. We may not be able to generate revenue or achieve or sustain profitability in the future. Our revenue assumptions may be inaccurate since we have no historical data on which to rely in estimating future revenue or expenses. We expect to lose more money as we spend additional capital to develop our systems, market our products and establish our infrastructure and organization to support anticipated operations. We cannot be certain whether Image Technology will ever earn a significant amount of revenues or profit, or, if it does, that it will be able to continue earning such revenues or profit.

Image Technology is subject to numerous environmental, health, and workplace safety laws and regulations which might adversely affect our financial condition or ability to carry on our business. Even though ITLPACS is approved for marketing we will be subject to continuing regulatory review. Later discovery of previously unknown problems with a product or manufacturer, or an increase in the incidence of previously unknown problems may result in restrictions on the product and the manufacturer. The restrictions could include withdrawal of the product from the market.

We will need additional financing to fund our planned operations beyond their current level over the next twelve months. Image Technology intends to fund its operations by raising significant additional funds through equity or debt financing. At present, we have no commitments for additional or alternative financing, and there is no assurance that we will be able to obtain such financing on satisfactory terms, if at all. Image Technology's inability to secure additional funds from such financing within twelve to eighteen months could adversely affect Image Technology's ability to implement its business plan. In addition, any subsequent offering of securities would, in all likelihood dilute existing stockholders' percentage of ownership in Image Technology.

We face intense competition in the medical imaging market on several different fronts. At present, PACS are produced by a number of highly competitive, small companies specializing in image management software and equipment and a smaller number of substantially larger medical equipment and imaging software suppliers, each of which has captured only a relatively small share of the current market for PACS to date. Although we believe ITLPACS offers unique features which will distinguish it in the market, larger or more established PACS suppliers have substantially greater resources than we do. There can be no assurance Image Technology will be able to compete successfully against them in the market for PACS. In addition, a number of large hospital radiology centers are presently developing their own proprietary PACS for internal use. This trend may reduce the market for the ITLPACS among larger institutions. It may also result in the introduction of additional competitive products in the market to the extent that such proprietary systems are being developed in collaboration with computer software and hardware vendors who may be given the opportunity to commercialize these products upon completion. ITLPACS will continue to compete with other older film-based diagnostic imaging systems. Although PACS offer significant advantages over such older imaging systems and the market for PACS is expected to grow quickly, there

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can be no assurance that hospitals, HMOs and others will continue to invest in the newer PACS technology at forecasted rates.

We may face competition from newer technologies based on different imaging techniques. ITLPACS has been designed to work with the Windows 2000 operating system to permit easy upgrading and avoid product obsolescence. There can be no assurance, however, that the basic technology of all PACS, and therefore the market for such systems, will not be superceded by an altogether new form of imaging technology or that the hardware and operating system components of the ITLPACS will not become obsolete in some other manner. Although we are not aware of any new technologies currently under development which might replace PACS technology, new technologies may be developed, or existing technologies refined, which could render ITLPACS technologically or economically obsolete. We may not have the funds or the ability to develop or acquire any new or improved hardware or software which we may need in order to remain competitive.

We are solely relying on one product to generate all of our initial revenue. We have no product or service other than ITLPACS on which we may rely for future revenue. There can be no assurance we will develop additional products which will be commercially viable.

We are dependent on third parties for the equipment needed to develop and run ITLPACS. In order to complete development of the ITLPACS system, we have entered into an agreement to lease facilities and equipment from third parties affiliated with our chairman and chief executive officer, Dr. David Ryon for a three year period. The termination of Dr. Ryon's personal services agreement with one of these third parties, which Image Technology cannot control, would automatically terminate the facility usage and equipment lease agreement. If this occurred, we would not have access to the facilities, office space or equipment we need. If Image Technology were unable to access the equipment, we estimate that we would have to purchase or otherwise acquire access to approximately $400,000 of comparable equipment in order to complete product development. Termination of the facility usage and equipment lease agreement would most likely prevent us from using the facilities as our principal product demonstration site as presently intended. We have no agreement with any other facility to serve as a product demonstration site and may not be able to obtain one in the future. See "Business - Material Contracts" on page 30.

Failure to market our products properly could severely limit our ability to earn revenues or profits, and in turn cause the price of our common stock to decline. We have limited marketing experience. Image Technology intends to market ITLPACS to hospitals, HMOs, individual radiologists and group practices. Although we intend to add management members who have experience in marketing medical devices, Image Technology has no experience marketing its proposed products. We have only very limited sales, marketing and distribution capabilities at this time. To market any of our products directly, we must develop a marketing and sales force with technical expertise and supporting product distribution capability. Significant additional expenditures will be required for us to develop a sales force or penetrate the markets for our products, assuming we are able to make those expenditures. We may not be able to obtain enough capital to establish an adequate in-house marketing and distribution capability in which case we would have to establish marketing arrangements with third parties. We will not be able to operate profitably if either:

                     - we fail to establish in-house sales and distribution
                       capabilities, or

                     - we are unable to enter into marketing arrangements with
                       third parties on favorable terms, or

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                     - we experience a delay in developing such capabilities or arrangements.

Even if we enter into marketing distribution or other arrangements with third parties, our business may be adversely affected if any such marketing partner does not market a product successfully.

The impact of federal restrictions on reimbursement for the use of PACS may adversely influence the medical device purchase decisions made by hospitals and other potential customers. Federal regulations implemented by the Health Care Financing Administration, or HCFA currently permit only limited reimbursement for telepathology and teleradiology services under the Medicare program. Medicare payments for emergency room x-rays are limited to the first physician who interprets them. HCFA has refused to pay for other telemedicine consultations because the health care provider and the patient are not, by definition, face-to-face. Consequently, the use of ITLPACS to distribute diagnostic images to remote locations for consultations or second reading by specialists may not be reimbursable. A significant portion of the potential purchasers of the ITLPACS are hospitals and other health care organizations which provide services to Medicare recipients. They may decide not to purchase ITLPACS if they are unable to be reimbursed for the use of the teleradiology services which PACS support. Many private group practices which might otherwise consider purchasing ITLPACS may face similar financial disincentives to invest in newer PACS technology. Any such adverse impact on our intended market would severely limit our ability to earn revenues or profits, and in turn cause the price of our common stock to decline.

Our ability to compete successfully may depend on our ability to protect our intellectual property and proprietary technology. Image Technology's ability to market a competitive PACS product depends in part on its success in protecting its proprietary interests in ITLPACS unique software so that competitors cannot duplicate its innovations and design. We have secured from our three founders an assignment of all their rights to and interest in the ITLPACS software developed prior to Image Technology's incorporation. By licensing rather than selling our software we hope to retain maximum trade secret protection for our product technology. However, there can be no assurance that all elements of Image Technology's software are sufficiently original to qualify for copyright protection or that Image Technology will be successful in preventing the unauthorized disclosure of its trade secrets. Image Technology currently plans to pursue patent protection to the limited extent that patent protection is available for any aspect of Image Technology's product. Others may independently develop or acquire substantially equivalent proprietary technology or we may not be able to protect our non-patented technology and trade secrets from misappropriation. Such development, acquisition or misappropriation by others of technology similar to ours could increase competition in our industry, subject us to pricing pressure, and cause our revenues to decline significantly. This, in turn, would cause the price of our common stock to decline.

The continued services and leadership of our three founders are critical to our success and any loss of key personnel could adversely affect our business. We are heavily dependent on the personal efforts and abilities of David Ryon, M.D., our president, chief executive officer, and chairman of the board of directors; Carlton T. Phelps, M.D., our vice president - finance and administration, chief financial officer, secretary and treasurer; and Mr. Lewis M. Edwards, our vice president for research and development and chief technical officer. Each is a founder, director and principal stockholder of Image Technology and a co-developer of the ITLPACS product. If we were to lose the services of one or more of them before a qualified replacement could be obtained, our business, financial condition or results of operations could suffer significantly.


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We must attract and retain highly qualified marketing, scientific, technical, and business personnel experienced in the medical device industry to complete product development and implement the marketing and business strategy we have planned. The success of our business depends in part upon our ability to attract, motivate and retain sales marketing staff who possess the skills, knowledge and attributes necessary to service the needs of our clients and grow the business. Image Technology competes with other companies who are able to attract and retain staff as a result of reputation, performance based compensation systems and infrastructure support. Because we have been in operation for only a short time, we have not had sufficient time to establish our reputation in the industry. Also, our inability to offer substantial compensation packages and/or comparable infrastructure support for our staff could impair our ability to attract and retain staff. There is no guarantee, particularly in the current competitive market for such skilled employees, that we will be able to secure or retain the personnel necessary to implement our business plan. Any such inability to attract and retain staff could have a material adverse effect on our business, results of operations and financial condition, and in turn, the value of your investment.

Our software products may contain undetected defects. Software developed by us or developed by others and incorporated by us into our products may contain significant undetected errors when first released or as new versions are released. Although we test our software products before commercial release, we cannot be certain that errors in the products will not be found after customers begin to use the software. Any defects in ITLPACS, or any future products, may result in significant decreases in revenue or increases in expenses because of:

                     - adverse publicity,
                     - reduced orders,
                     - product returns,
                     - uncollectible accounts receivable,
                     - delays in collecting accounts receivable, and
                     - additional and unexpected costs of further product
                       development to correct the defects.

We face exposure to product liability claims if the use of our products is alleged to have caused harm to a patient. The claims might be made directly by patients or by medical organizations and medical personnel who face liability for care rendered in conjunction with the use of Image Technology's products. There can be no assurance that such claims, if made, would not result in monetary liability for damages or a recall of Image Technology's products or a change in the diagnostic purposes for which they may be used. Prior to product launch, Image Technology intends to obtain product liability insurance coverage for claims arising from the use of its ITLPACS if it is available on reasonable terms. There can be no assurance that this coverage, if obtained, will be adequate to cover claims. Product liability insurance is becoming increasingly expensive. We might not be able to maintain such insurance, obtain additional insurance, or obtain insurance at a reasonable cost or in sufficient amounts to protect us against losses due to liabilities which individually or in the aggregate could have a material adverse effect on our business or financial prospects.

Image Technology's executives, Dr. Ryon, Dr. Phelps and Mr. Edwards, own and control an aggregate of 7,288,750 shares of our outstanding common stock representing approximately 66% of our outstanding common stock and 70% of our outstanding voting stock which includes 1,500,000 shares of preferred stock owned by them. All shares owned by the executives are also subject to certain restrictions on transfer, rights of first refusal and repurchase rights contained in a stockholder's agreement which is intended to preserve ownership of these shares by the founders of Image Technology. This concentration of stock

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ownership in a few persons together with the existence of the restrictions on transfers makes it unlikely that any other holder of voting Common Stock will be able to affect the management or direction of Image Technology.

Delaware law and our charter documents contain anti-takeover and indemnification provisions which may adversely affect the market price of our stock. Section 203 of the Delaware General Corporation Laws and our charter and by-laws contain provisions which might enable our management to resist a takeover of our company. These provisions might discourage, delay or prevent a change in the control of our company or a change in our management. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors and take other corporate actions. The existence of these provisions could limit the price which investors might be willing to pay in the future for shares of our common stock.

Our directors have the authority to designate one or more classes of preferred stock having rights greater than our common stock. Our Certificate of Incorporation authorizes us to issue up to 5,000,000 shares of preferred stock in one or more classes or series. Immediately prior to this offering, we will have outstanding 1,500,000 shares of preferred stock, all of which is owned by our three founders. Our board of directors has the authority, without further action by the holders of the outstanding common stock, to:

                  - issue additional preferred stock from time to time in one or more classes or series,

                  - modify or fix the number of shares constituting any class or series as well as their stated value, if different from the par value, and

                  - modify or fix the terms of any such series or class,
                    including:

                           - dividend rates,
                           - conversion or exchange rights,
                           - voting rights and terms of redemption, including
                             sinking fund provisions,
                           - the redemption price and the liquidation preference
                             of such class or series.

           We have no present plans to issue any additional preferred stock or other series or class of preferred stock. The designations, rights and preferences of any additional preferred stock which may be issued would be set forth in a certificate of designation which would be filed with the Secretary of State of the State of Delaware.

Broad market fluctuations may have a material adverse effect on the market price of our common stock The following factors may cause the market price of our common stock to fluctuate significantly:

                     - market acceptance of Image Technology's product,

                     - the timing of purchase orders,

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                     - announcements of technological innovations,

                     - the attainment of or failure to attain milestones in the commercialization of our technology

                     - the introduction of new products,

                     - establishment of new collaborative arrangements by Image
                       Technology, its competitors or other third parties,

                     - claims of patent infringement or other material
                       litigation

                     -  government regulations,

                     - investor perception of Image Technology,

                     - fluctuations in Image Technology's operating results, and

                     - general market conditions in the industry.

In addition, the stock market in general has recently experienced extreme price and volume fluctuations, which have particularly affected the market prices of technology companies for reasons frequently unrelated to the operating performance of such companies. Furthermore, if selling stockholders in this offering sell substantial amounts of common stock in the public market, the market price of our common stock could fall.

           A failure to pay dividends means you will receive no income on your investment and such lack of dividends could have an adverse impact on the price of our stock. We have never declared or paid any cash dividends on our common stock, and we don't expect to pay dividends anytime soon. We expect to retain our earnings, if any, and use them to finance the growth and development of our business.

           The so called "Penny Stock Rule" could make it cumbersome for brokers and dealers to trade in the common stock, making the market for the common stock less liquid which could cause the price of our stock to decline. Trading in our securities will initially be conducted on the OTC Bulletin Board and/or the "pink sheets." As long as the common stock is not quoted on Nasdaq or at any time that we have less than $2,000,000 in net tangible assets, trading in the common stock is covered by `Rule 15g-9 under the Securities Exchange Act of 1934 for non-Nasdaq and non-exchange listed securities. Under that rule, broker-dealers who recommend covered securities to persons other than established customers and accredited investors must make a special written suitability determination for the purchaser and receive the purchaser's written agreement to a transaction prior to sale. Securities are exempt from this rule if the market price is at least $5.00 per share.

           The SEC has adopted regulations which generally define a penny stock to be any equity security which has a market price of less than $5.00 per share, subject to certain exemptions. Such exemptions include an equity security listed on Nasdaq and an equity security issued by an issuer which has (i) net tangible assets of at least $2,000,000, if such issuer has been in continuous operation for three (3) years; (ii) net tangible assets of at least $5,000,000, if such issuer has been in continuous operation for less than

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three (3) years; or (iii) average revenue of at least $6,000,000 for the proceeding three (3) years. Unless such an exemption is available, the regulations require the delivery of a disclosure schedule explaining the penny stock market and the risks associated therewith prior to any transaction involving a penny stock. If our common stock becomes subject to the regulations on penny stocks, that factor could have a severe adverse effect on the market liquidity for the common stock due to these limitations on the ability of broker-dealers to sell the common stock in the public market which could cause the price of our stock to decline.

           Forward Looking Statements. This prospectus and the information incorporated into it by reference contains various "forward-looking statements" within the meaning of federal and state securities laws, including those identified or predicated by the words "believes," "anticipates," "expects," "plan" or similar expressions. Such statements are subject to a number of uncertainties which could cause the actual results to differ materially from those projected. Such factors include, but are not limited to, those described under "Risk Factors." Given these uncertainties, prospective purchasers are cautioned not to place undue reliance upon such statements.


                                 DIVIDEND POLICY

            We have never paid cash dividends and do not intend to pay any cash dividends with respect to our common stock in the foreseeable future. We intend to retain any earnings for use in the operation of our business. Our board of directors will determine dividend policy in the future based upon, among other things, our results of operations, financial condition, contractual restrictions and other factors deemed relevant at the time. We intend to retain appropriate levels of our earnings, if any, to support our business activities.


                 MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATION


           Overview

The following is a discussion of certain factors affecting Image Technology's results of operations, liquidity and capital resources. You should read the following discussion and analysis in conjunction with Image Technology's audited and unaudited financial statements and related notes which are included elsewhere in this prospectus.

Image Technology was incorporated on December 5, 1997 and commenced operations on January 1, 1998. We are in the process of developing picture archiving and communications software which will be used to input diagnostic images in digital format from original imaging sources and to store, print and display those images. Such software is used in the management of medical diagnostic images by hospitals, health maintenance organizations, group medical practices and individual radiologists to increase accuracy, reduce costs and boost productivity.



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RESULTS OF OPERATIONS FOR YEAR ENDED DECEMBER 31, 2000 COMPARED TO
THE YEAR ENDED DECEMBER 31, 1999



         As of December 31, 2000, we had not generated any revenues from operations and, accordingly, we were still in the development stage.

We do not expect to generate any revenues from our planned operations prior to the fourth quarter of 2001.

RESEARCH AND DEVELOPMENT EXPENSES:

         During the year ended December 31, 2000, the Company incurred research and development expenses of $633,798. These expenses were primarily compensation to our three founders under their employment contracts. The employment agreements require an annual compensation to our founders which aggregates $450,000. The founders elected to defer approximately $298,000 of this amount. In addition, research and development expenses includes $150,000 of amortization of unearned compensation relative to the issuance of preferred stock to the founders.

GENERAL AND ADMINISTRATION EXPENSES:

         During the year ended December 31, 2000, the Company incurred general and administrative expenses of $211,797 as compared to $733 in 1999. The increase was primarily attributable to professional fees, of which $75,000 was associated with the issuance of common stock, a non-cash charge, and a general increase in the Company's infrastructure.

NET LOSS

           As a result of the aforementioned, the Company incurred a loss of approximately $846,000 ($.08 per share) for the year ended December 31, 2000, as compared to $1,000 (less than $.01 per share) for the year ended December 31, 1999. The loss per share was based on the basic weighted average shares outstanding of 10,370,047 and 7,288,750 for the years ended December 31, 2000 and 1999 respectively.

RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2001 COMPARED TO THE SIX MONTHS ENDED JUNE 30, 2000

REVENUES:

           As of June 30, 2001, we had not generated any revenues from operations and, accordingly, we were still in the development stage. We do not expect to generate any revenues from our planned operations before the end of the fourth quarter of 2001.

RESEARCH AND DEVELOPMENT EXPENSES:

           During the six months ended June 30, 2001, the Company incurred research and development expenses of $319,908 as compared to $300,000 in the comparable prior periods. These expenses consisted primarily of compensation to the Company's three founders under their employment contracts. In addition, $75,000 of these expenses in the six month period ending June 30, 2001 and 2000, were attributable to compensation associated with the issuance of the shares of preferred stock to the founders, a non-cash charge.

GENERAL AND ADMINISTRATIVE EXPENSES:

           During the Six months ended June 30, 2001, General and Administrative Expenses was approximately $94,000 as compared to $97,000 during the six months ended June 30, 2000. Although the General and Administrative expenses are comparable for the periods, the Company's spending has increased while it is building its infrastructure. During the first quarter of 2000, the Company incurred a $75,000 charge for legal services, which was associated with the issuance of common stock for services, a non-cash charge.

NET LOSS:

           As a result of the aforementioned, the Company incurred a loss of approximately $414,000 ($.03 per share) for the six months ended June 30, 2001, as compared to approximately $397,000 ($.04 per share) for the six months ended June 30, 2000. The loss was based on the basic weighted average shares outstanding of 12,450,823 for the six months ended June 30, 2001, respectively, as compared to 9,522,816 for the comparable prior period.

LIQUIDITY AND CAPITAL RESOURCES:

To date, the Company has funded its accumulated deficit of approximately $1,280,000, of which $300,000 was non-cash charges, by approximately $1,100,000 of net proceeds from the private placement and public sale of units of common stock and warrants. In addition, the principal stockholders have deferred receiving approximately $340,000 of compensation owing to them under their employment contracts.

As of June 30, 2001, the Company has cash and cash equivalents of approximately $467,000 and working capital of approximately $113,000.

                             DESCRIPTION OF BUSINESS

         Image Technology Laboratories is a software development company which has entered the medical image management segment of the healthcare information systems market. We were incorporated in Delaware on December 5, 1997 and commenced operations on January 1, 1998. Image Technology is developing picture archiving and communications software known as PACS for use in the management of medical diagnostic images by hospitals. PACS input and store diagnostic images in digital format from original imaging sources such as:

         - computerized tomography, or CT scans,
         - magnetic resonance imaging, or MRIs,
         - ultrasound, nuclear imaging,
         - and digital fluoroscopy.

         Dr. Ryon initially conceived Image Technology's picture archiving and communications , which we call ITLPACS, in 1995 for the purpose of electronically integrating all the diagnostic images and imaging modalities used at the Kingston Diagnostic Center in Kingston, New York. His goal was to implement a PACS system at the Center and then to create a wide area network to provide over-reading services in the five hospital locations in the region. When he discovered that no commercial vendor at the time had a product which could provide a solution which met all of the Center's needs, Dr. Ryon assembled a team to design a better PACS system. Dr. Ryon joined forces with Lewis Edwards, an expert in networking and image management, and Carlton Phelps, M.D., a radiologist with several years experience implementing commercial PACS. By late 1997, after more than a year of intensive research, the development team had completed the specifications for the prototype ITLPACS system and had assembled the hardware and software needed to develop the prototype at the Center. Drs. Ryon, Phelps, and Mr. Edwards decided to form a company to commercialize their novel PACS design based on market research which indicated a growing demand for PACS in general and an unmet need for a PACS such as the prototype the founders had designed. Image Technology is installing a beta-version of the ITLPACS at the Center. Image Technology plans to initiate marketing the ITLPACS to hospitals beginning in the Northeast United States in the fiscal fourth quarter of 2001. The ITLPACS will be manufactured, installed and serviced by Image Technology. We estimate that the basic product development has been completed. The specification and system design are finished leaving approximately 95% of the actual hard coding and the bench testing yet to be performed, which represents less than 5% of overall product development.

Products

         Image Technology's lead product is ITLPACS, a unique and proprietary version of a PACS software system. The ITLPACS features a unique and proprietary modular architecture which permits the system to be readily scaled and easily upgraded. We believe that this will allow us to provide products tailored to the size of our customers and to keep our customers at the forefront of future technological advances by enabling us to easily update existing systems. Other special features of the ITLPACS include:

         - automation of the total work flow,

         - integration of patient data with digital images,

         - a unique, radiologist designed user interface,

         - quality review programs which analyze productivity and diagnostic accuracy of individual radiologists or entire radiology centers, and

         - use of Windows 2000 as the network operating system.

         Image Technology has also developed a proprietary workstation which permits the simultaneous viewing of multiple diagnostic images together with relevant patient data for the purpose of replicating the viewing technique used by radiologists using traditional view boxes for the display of multiple images. Research has shown that simultaneous image display improves the speed and accuracy of diagnostic interpretation. This workstation consists of software integrated into ITLPACS which may be used with any terminal hardware.

         ITLPACS can be used to create, store, reproduce and transmit digitized images generated by any of the currently utilized diagnostic imaging modalities including x-rays, ultrasound, nuclear medicine, digital fluoroscopy, CT scans, and MRIs. Using ITLPACS, radiologists can read and interpret the digitized versions of diagnostic images from any terminal or computer to which they can be sent. This facilitates time-critical transfer of patient information between hospitals departments, such as from radiology to emergency room, as well as rapid off-site consultations by specialists at remote locations or convenient home viewing by individual radiologists. Hospitals and other health organizations can use ITLPACS permanently to replace more costly and cumbersome image storage mediums such as film. ITLPACS has been designed to interface with hospital and radiology information systems so that patient data can be integrated with diagnostic images for improved record retrieval and increased accuracy of image interpretation.

         ITLPACS represents an alternative configuration model which has been designed to provide a unique solution to many of the disadvantages of both hyperPACS and miniPACS configurations of other companies. The architecture used in ITLPACS is built on a foundation of innovative intelligent algorithms. These algorithms reduce the network bandwidth and on-line storage requirements of the Image Technology system; the two most important factors in the cost associated with building the system. Consequently, we hope that through ITLPACS we can acquire a significant share of the U.S. market for PACS. By making full use of the networking database management infrastructure of Windows 2000, Image Technology has leveraged recent advances in operating system design, software development, and networking tools to produce a product which offers greater functional capability at lower costs through scalable system architecture. Its truly modular architecture permits capability to be distributed incrementally, so a client can start with one piece of hardware which operates as a server, viewer and capture station, then expand the system by distributing those capabilities among multiple PC's. Hardware and software can be sized exactly to client needs. This enables Image Technology to offer the lowest possible entry point purchase price for a PACS system. In addition, ITLPACS offers capabilities not found on even the most expensive PACS, including a unique graphical interface.

Business Strategy

           We hope to complete initial product development of ITLPACS by the fiscal fourth quarter of 2001 in order to begin northeast marketing. Our goal is to become revenue producing at the earliest opportunity. Product sales will be made in the form of:

         - software licenses agreements,
         - installation service agreements,
         - continuing services and support agreement
         - and as an Application Service Provider (ASP).

         For the next two years, Image Technology expects to remain focused on developing additional capabilities and enhancing ITLPACS, maximizing sales of this product in the United States, and providing continuing customer service and product upgrades.

Markets and Marketing Plan

         February 1998 market research by Frost & Sullivan shows that the market for PACS is growing rapidly and that the worldwide sales are increasing from 30% to 155% per year. Frost & Sullivan estimates put the worldwide market at $1.1 billion annually by 2001. According to Frost & Sullivan data, the United States presently accounts for 60% of such sales. They further estimate that PACS have been installed in less than 12% of radiology centers in the U.S. although that number is expected to grow to between 28% and 40% by 2002.

         Image Technology plans to launch its ITLPACS in the northeastern United States where the reputations of its founders and the product demonstration site at the Kingston Diagnostic Center are expected to enhance interests in the product and generate sales leads. Image Technology plans to market a fourth generation medical information management system which we believe is more open, usable and scalable than any currently available product. We plan to market ITLPACS through an in-house sales force supported by product advertising and promotion at industry trade shows. We will offer the product at a price point which is well within the reach of even the smallest hospital or imaging facility. We believe that we can offer systems with superior price/performance characteristics because of their unique, proprietary architecture. Assuming profitable regional sales, we intend to expand our sales force to market ITLPACS throughout the United States. We plan to distribute our PACS products via three channels:

         - relationships with original equipment manufacturers,

         - partnerships, and

         - direct distribution through our sales representatives

         Relationships with Original Equipment Manufacturers: There are several large multi-national companies such as General Electric and IBM who have committed to entering the PACS market but have failed to either develop or acquire the technology needed to gain market share. We plan to pursue relationships with a large company whose in-house marketing, sales and support resources can be leveraged to propel Image Technology's products into national and international markets.

Partnerships: We have identified several companies whose interests are complementary with our goals. Image Technology will pursue mutually advantageous partnerships with firms which can provide access to markets, technology or service and support.

Direct Distribution: We will maintain an in-house sales and marketing staff to provide direct sales locally and nationally. They will advertise the product through trade shows, print advertisements and through our site on the Web. Image Technology will sell primarily to two target buyer groups; those who already have a PACS system in place and want a cost effective way of growing their system and small hospitals and imaging centers who want to start small and enter the PACS arena gradually.

         Once we have secured a significant share of the PACS market, we intend to apply the same tools to capture other vertical markets. We intend to sustain growth through constant innovation.

         Image Technology will sell to customers a license to use the ITLPACS software along with third party hardware preloaded with our proprietary software, as a package, in order to eliminate the possibility of incompatibilities. Image Technology eventually plans to sell third-party hardware components, at a profit, to customers who wish to purchase system hardware from Image Technology in conjunction with their purchase of an ITLPACS.

           However, we, have no plan to institute hardware-only sales in conjunction with the ITLPACS product launch and do not believe that supplying the hardware needs of our software customers is necessary to the competitive success of ITLPACS.

         An alternative approach to marketing and sales will be to provide the system to the customer as an Application Service Provider. Under this type of arrangement, the customer would be charged a per use fee to view and archive image studies. The hardware would essentially be provided and owned by ITL. This type of contract would immediately provide recurring revenues. Combinations of both the ASP model and the capital equipment model may be employed, depending on the customer requirements.

Competition and Competitive Advantage

         Image Technology will compete with a variety of companies in the United States and abroad which are marketing or developing PACS for the medical community. A number of highly competitive, smaller companies specialize in image management software and equipment and a smaller number of larger medical and computer equipment vendors have added PACS to their product line. To date no single company has captured a predominant share of the current market for PACS. In addition, a number of large hospital radiology centers are presently developing their own PACS for internal use. This trend may reduce the market for the ITLPACS among larger institutions. It may also result in the introduction of additional competitive products in the market to the extent that such proprietary systems are being developed in collaboration with computer software and hardware vendors who may be given the opportunity to commercialize such products upon completion. Image Technology, together with all other PACS manufacturers, will also continue to compete for sales to some extent with producers of older diagnostic imaging technologies such as film-based x-rays, which remain the predominant medical imaging modalities.

     Currently available PACS systems can be divided into three basic configurations:

     - MiniPACS, which are small, modular systems comprising image viewstations, image capture stations and occasionally one or more small central servers.

      - HyperPACS that cluster capture and view station around a large central enterprise server.

      - Web-based PACS.

      - MiniPACS systems, such as Line Imaging, Brit Systems, E-med, Sectra-Imtec AB and DR systems products, bundle some database management features into their viewstations, allowing them to hold images and intercommunicate without a large central server. As a result, an inexpensive entry-level solution can be assembled costing between $100,000-$500,000, and the system can be "grown" by aggregating viewstations and miniservers into a loose network. The communication is inherently point-to-point, however, and the systems lack features of a true client- server database management system such as protection of database integrity through record locking. These systems are also inherently more expensive to expand, since each "node" that is added must support more functionality and thus the hardware for each node is more expensive than it would be if it were supported by a large central database server. These networks also lack the advanced workflow management capabilities of hyper-PACS.

         By contrast, vendors of hyperPACS systems, including Data General, GE Medical Systems, Agfa, Kodak, Siemens, Rogan, and MarkCare Systems, build their PACS systems around a large central enterprise server. These servers offer superior data protection, internet services, and increased up time through redundancy and fail- over protection. The entry level cost, however, is much higher than for miniPACS; typically $800,000 - $2 million. While the view and capture stations sold by these vendors support a variety of hardware/operating system combinations, the servers are invariably UNIX based, requiring an in-house systems administrator earning $60,000 - $80,000 annually to keep them running. Finally, since these servers are "off-the shelf" enterprise servers, not designed specifically for PACS, many of the services they provide, such as automated work flow management through image routing and pre-fetching, must be "hard coded" by software engineers, making changes expensive and time-consuming.

         In the last few years, Web-based PACS have emerged and are growing steadily in popularity. Several companies offer PACS based on a central image server that can be accessed through intranet or internet based viewers, including Fuji, Eastman Kodak, Stentor, and Emageon. In addition, several mini-PACS and hyper-PACS vendors also offer add-on web-based image distribution.

           The primary advantage of web-based image management is scalability. It is easy and inexpensive to offer image access via web browser to referring physicians and on-call radiologists. The primary disadvantage is that most web-based technologies are of the "pull" type, i.e. the user must request an image before it can be sent to the client PC. Given the large size of diagnostic images and the wide range of user web-access bandwidth, the response of a web based system may be slower than a traditional mini or hyper-PACS which can "push" the images onto the client machine BEFORE the user requests it - a technique called "pre-fetching".

         We believe that most available PACS systems have significant drawbacks such as:

         - poor user interfaces,

         - limited capabilities,

         - lack of scalability, and

         - prohibitive entry point purchase prices.

         We believe that such drawbacks account in part for the fact that none of our competitors have been able to capture more than 30% of the market in recent years.

Protection of Proprietary Technology

         Our ability to market a competitive PACS product depends in part on our success in protecting our proprietary interest in the ITLPACS software so that competitors cannot duplicate its innovative design. The principal forms of protection available for software such as ITLPACS are copyright laws and common law trade secret protection. Image Technology has secured from its founders an assignment of all their rights and titles to the ITLPACS software developed prior to Image Technology's incorporation and therefore, believes it owns the full rights to copyright the ITLPACS software. In addition, each founder is employed under an agreement containing continuing obligations of confidentiality, non-disclosure, assignment of work- product and right-to-inventions as well as obligations of non- competition which continue for a period of two years from termination of his employment. Image Technology plans to require substantially similar obligations from all key employees hired in the future. By licensing rather than selling our software, we expect to retain maximum trade secret protection for our product technology. However, there can be no assurance that all elements of our software are sufficiently original to qualify for copyright protection or that we will be successful in preventing the unauthorized disclosure of our trade secrets. As a result, we may face competition from sales of products which are substantially similar to our own from which we will not benefit or we may not be entirely able to prevent such sales even though we may have the right to sue a person who makes unauthorized disclosure of our trade secrets.

         We plan to pursue patent protection to the limited extent that patent protection is available and advisable for any element of our products. Patent protection may be available for certain aspects of our terminal interface technology and for certain limited components of our software, including certain proprietary algorithms developed for use in ITLPACS. We have not yet retained any intellectual property counsel or filed any application for the protection of our intellectual property.

Product Approval Process

           We registered with the FDA as a medical device manufacturer. Our software products have been classified as exempt from the 510-K approval process by the FDA. ITLPACS is immediately available for sale without restriction.

         Although Image Technology is aware that there is an international market for products such as ITLPACS, we have no present plans to market ITLPACS in other countries, largely due to limited resources. However, should we decide to market ITLPACS in other countries, we would have to comply with the laws of, and meet the applicable regulatory procedures and standards in each jurisdiction in which we sought to market our products. Approval in one jurisdiction does not assure approval in another as the various federal, state, and local regulatory authorities are independent of each other.

         Image Technology and its employees have limited experience in filing and pursuing the applications necessary to gain regulatory approvals. Regulatory authorities have substantial discretion to approve or deny our applications to market medical devices such as ITLPACS. In addition, the regulatory bodies may change their standards or other regulations for approving new medical devices, which may result in additional delays or prevent approval. Image Technology currently has no product approved for marketing in the United States or elsewhere.

         A medical device and its manufacturer are subject to continuing regulatory review even after a device is approved for marketing.

           Later discovery of previously unknown problems with a product or manufacturer, or an increase in the incidence of previously known problems, may result in restrictions on the product and/or manufacturer. The restrictions could include withdrawal of the product from the market.

Manufacturing

         We do not expect to have any manufacturing operations for hardware or software. We expect to be able to produce sufficient copies of ITLPACS software for licenses using the software duplication capabilities of our beta site equipment. In the unlikely event that demand for copies of ITLPACS exceeds our capacity to produce them, we believe that we could quickly and inexpensively obtain copies from a computer service bureau in our area. Any hardware we sell will be purchased fully assembled from the original equipment manufacturer. We intend to contract with third parties for any required customization of hardware supplied to our customers.

Insurance

         Prior to product launch, we intend to obtain product liability insurance coverage for claims arising from the use of ITLPACS if this is available on reasonable terms. We risk exposure to product liability claims if the use of our products is alleged to have caused harm to a patient. The claims might be made directly by patients or by medical organizations and medical personnel who face liability for care rendered in conjunction with the use of our products. There can be no assurance that the coverage obtained will be adequate to cover claims. Product liability insurance is becoming increasingly expensive. We may have problems:

         - maintaining such insurance,

         - obtaining additional insurance,

         - obtaining additional insurance at a reasonable cost, or

         - obtaining additional insurance in sufficient amounts to protect against losses which individually or in the aggregate could have a material adverse effect on our business.

         Under the terms of our executive employment agreements we are obligated to maintain term life insurance for the benefit of Drs. Ryon, and Phelps and Mr. Edwards each in the amount of $300,000, if this can be obtained on commercially reasonable terms.

Material Contracts

         In order to complete development of the ITLPACS while minimizing capital outlays, we have leased access to a sophisticated state-of- the-art computer hardware system from Kingston Diagnostic Radiology, P.C. We have access to this system, which is physically located in the Kingston Diagnostic Center under the terms of a facility usage agreement with Rockland Radiology Group, P.C., or Rockland, a privately-owned radiology practice which currently operates Kingston Diagnostic Center. This agreement gives us the right to use approximately 450 square feet of office space in the Center for access to Kingston's computer system and other purposes during normal business hours for so long as the agreement remains in effect. The owners of the Center have agreed to permit Image Technology to use the Center as a beta test-site and product demonstration site. We believe our need for office space will remain modest, even when we are fully staffed for 2001. Therefore we believe that we could replace our existing space in the Center quickly and inexpensively with no material impact on our business in the unlikely event of early termination of the agreement. The agreement has been approved by all the disinterested directors of Image Technology.

         Through Dr. Ryon, Image Technology has access to Kingston's state-of-the art computer system in return for a license to use the ITLPACS software in Kingston's practice. If Image Technology were unable to access Kingston's equipment, Image Technology estimates that it would have to purchase or otherwise acquire access to approximately $400,000 of comparable equipment in order to complete product development.

Employees

         We presently have five employees who essentially provide 100% of their professional time to the company.

Facilities

         Image Technology's principal executive office currently occupies approximately 450 square feet of leased space located at 167 Schwenk Drive, Kingston, NY 12401. Image Technology's telephone number is (845) 338-3366 and its facsimile number is (845)338-8880.

         Image Technology believes that its current facilities will meet Image Technology's office needs for the foreseeable future. Suitable facilities will be available, if needed, to accommodate Image Technology's future operations at reasonable commercial rates.

Legal Proceedings

           We are aware of no legal proceedings against Image Technology.

                                   MANAGEMENT

Executive Officers and Directors

     Our executive officers and directors and their ages as of June 30, 2001 are as follows:


NAME                        AGE               TITLE

David Ryon                  57         Director and Chairman of the Board of
                                       Directors, President and Chief Executive
                                       Officer
Carlton T. Phelps           47         Director, Vice President of Finance and
                                       Administration, Chief Financial Officer,
                                       Secretary and Treasurer

Lewis M. Edwards            46         Director, Vice President of Research and
                                       Development, Chief Technical Officer

     All directors of Image Technology hold office until the next annual meeting of shareholders or until their successors are elected and qualified. At present, Image Technology's Bylaws provide for not less than one director nor more than fifteen. Currently, there are three directors of Image Technology. The Bylaws permit the Board of Directors to fill any vacancy and such director may serve until the next annual meting of shareholders or until his successor is elected and qualified. Officers serve at the discretion of the Board of Directors. There are no family relationships among any officers or directors of Image Technology.

     DAVID RYON, MD, is a founder and principal stockholder of Image Technology and a co-developer of ITLPACS. He was appointed to the Board of Directors and appointed to serve as Image Technology's President and Chief Executive Officer in December 1997. Dr. Ryon is the founder of the Kingston Diagnostic Center in Kingston, New York. Dr. Ryon operated the Kingston Diagnostic Center as a sole proprietor from its inception in 1992 until the sale of the business to Rockland Radiological Group, P.C. in 1997. Dr. Ryon worked as a radiologist at the Kingston Hospital for five years before founding the Center. Dr. Ryon graduated as an M.D. cum laude from Albany Medical College in 1975 and served residencies in surgery and radiology at Albany Center Hospital. Among other post-graduate specialties, Dr. Ryon also trained as an Emergency Physician. Prior to becoming a physician, Dr. Ryon earned a B.S. in physics with high honors and an M.S. in engineering at the University of Rochester. He worked as an engineer at General Electric in the medical systems division after graduation where he gained experience in the patent process.

     CARLTON T. PHELPS, M.D. is a founder and principal stockholder of Image Technology and a co- developer of ITLPACS. He was appointed to the Board of Directors and appointed by the Board to serve as Image Technology's Vice-President of Finance and Administration, Chief Financial Officer, Secretary, and Treasurer in December 1997. Dr. Phelps was Chief of Radiology at the Kingston Hospital where he served since May 1999. He is now employed full time by Image Technology. From 1996 to 1999 Dr. Phelps was employed by Kingston Diagnostic Radiology, P.C. From 1995 to 1996, Dr. Phelps served as Director of Radiology at Child's Hospital in Albany, New York. Prior to this time he served as assistant professor and section chief of musculoskeletal and emergency department radiology at Albany Medical College for thirteen years. Dr. Phelps graduated with an M.D. from the University of Vermont in 1980 and received his B.A. from Harvard University in 1976. He earned an executive MBA degree at Rensselear Polytechnic Institute in 1999.

         LEWIS M. EDWARDS is a founder and principal stockholder of Image Technology and a co-developer of ITLPACS. He was appointed to the Board of Directors and elected by the Board to serve as Image Technology's Vice President of Research and Development and Chief Technical Officer in December 1997 and is currently employed, full-time, by Image Technology. Mr. Edwards has served as a senior technical staff member at IBM since 1993. He was an architect and lead software designer for IBM's RS/6000 SP, a massive parallel processor until 2000. From 1982 to 1993 he served as the head of engineering for Graphic Systems Labs, a CAD/CAM Independent Business Unit start- up company within IBM. He is a member of the IEEE and ACM professional societies and a charter member of the Microsoft Developer Network. He has provided computer-consulting services to Boeing, General Motors, Chrysler, Ford and the Federal government's FAA and ATC teams. He holds a BSEE magna cum laude from Princeton University and an MSCE from Syracuse University.

Limitation on Liability of Directors

     As permitted by Delaware law, Image Technology's Certificate of Incorporation includes a provision which provides that a director of Image Technology shall not be personally liable to Image Technology or its stockholders for monetary damages for a breach of fiduciary duty as a director, except (i) for any breach of the director's duty of loyalty to Image Technology or its stockholders, (ii) under Section 174 of the General Corporation Law of the State of Delaware, which prohibits the unlawful payment of dividends or the unlawful repurchase or redemption of stock, or (iii) for any transaction from which the director derives an improper personal benefit. This provision is intended to afford directors protection against and to limit their potential liability for monetary damages resulting from suits alleging a breach of duty of care by a director. As a consequence of this provision, stockholders of Image Technology will be unable to recover monetary damages against directors for action taken by them which may constitute negligence or gross negligence in performance of their duties unless such conduct falls within one of the foregoing exceptions . The provision, however, does not alter the applicable standards governing a director's fiduciary duty and does not eliminate or limit the right of Image Technology or any stockholder to obtain an injunction or any other type of non-monetary relief in the event of a breach of fiduciary duty. Image Technology believes this provision will assist in securing and retaining qualified persons to serve as directors.

                             EXECUTIVE COMPENSATION

         Image Technology has not paid any compensation to its executive officers from its inception through December 31, 1999.

         The following table sets forth information for each of the Company's fiscal years ended December 31, 2000, 1999, and 1998 concerning compensation of
(i) all individuals serving as the Company's Chief Executive Officer during the fiscal year ended December 31, 2000 and (ii) each other executive officer of the Company whose total annual salary and bonus equaled or exceeded $100,000 in the fiscal year ended December 31, 2000:

                                Annual Compensation
                                -------------------------

                                                                         Other         All Other
Name and Principal Position       Year     Salary($)    Bonus($)(2)    ($)Annual    Compensation($)
-----------------------------     ----     ----------   -----------    ---------    ------------------


David Ryon(1)                     2000     $150,000      $150,000          0                (3)
Chairman, President and Chief     1999            0             0          0                 0
         Executive Officer        1998            0             0          0                 0
Carlton Phelps(1)                 2000      150,000       150,000          0                (3)
Vice President, Chief Financial   1999            0             0          0                 0
  Officer, Secretary, Treasurer   1998            0             0          0                 0
           and Director
Lewis Edwards(1)                  2000       150,000      150,000          0                (3)
Vice President, Chief Technical   1999             0            0          0                 0
           Officer and Director   1998             0            0          0                 0



(1) Messrs. Ryon, Phelps and Edwards waived their salaries from Image Technology for the years ended December 31, 1999 and 1998. These salaries were not deemed material during this period. During the year ended December 31, 2000, Messrs Ryan , Phelps and Edwards deferred $136,407, $51,923 and $109,615, respectively.

(2) Messrs. Ryon, Phelps and Edwards were each issued 500,000 shares of preferred stock in conjunction with the commencement of their employment agreements. The preferred shares were valued at $.30 per share based on the price of units that we were offering for sale through a private placement.

(3) See "Option Grants in Last Fiscal Year" below

OPTION GRANTS IN LAST FISCAL YEAR

         The following table sets forth certain information regarding stock options granted to the Named Executive Officers during 2000. We have never granted any stock appreciation rights.



                     INDIVIDUAL GRANTS (1)

                     NUMBER OF          PERCENT OF
                     SECURITIES         TOTAL OPTIONS
                     UNDERLYING         GRANTED IN               EXERCISE
                     OPTIONS            EMPLOYEES IN             PRICE PER          EXPIRATION
NAME                 GRANTED            2000 (2)                 SHARE ($)          DATE
-------            -------------        -----------------        ------------       -------------

David Ryon          1,000,000                33.33%                  $.33         December 31, 2009

Carlton Phelps      1,000,000                33.33%                  $.33         December 31, 2009

Lewis Edwards       1,000,000                33.33%                  $.33         December 31, 2009


(1). Each option represents the right to purchase one share of common stock. The options shown in this table were all granted under our Stock Option Plan.

(2). In the year ended December 31, 2000, we granted options to employees to purchase an aggregate of 3,000,000 shares of common stock.


AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
VALUES

         No options were exercised by any of the Named Executive Officers during the fiscal year ended December 31, 2000. The value of unexercised options held by any such persons as of December 31, 2000 was as follows for each of Messrs. Ryon, Phelps and Edwards (the only such option holders):

Total number of shares underlying unexercised options      1,000,000
Exercisable options                                          200,000
Unexercisable options                                        800,000
Value of in-the-money options                               $ 24,000

Compensation of Directors

         Our directors were not compensated for their services in 2000. We reimburse directors for their expenses of attending meetings of the Board of Directors.

Employment Agreements

         On December 21, 1999, Image Technology entered into three-year employment agreements which became effective on January 1, 2000, with each of our three founders, David Ryon, Carlton T. Phelps and Lewis M. Edwards in an effort to ensure Image Technology of the continued employment of each officer in his current executive position with Image Technology.

         David Ryon was engaged as President and Chief Executive Officer of Image Technology, Carlton T. Phelps was engaged as Vice President, Chief Financial Officer, Secretary and Treasurer and Lewis M. Edwards was engaged as Vice President and Chief Technical Officer. Each has been signed to a three year contract which provides them with the following:

        - a minimum annual base salary of $150,000 payable in regular equal installments in accordance with our general payroll practices.

        - an annual performance bonus at the end of each calendar year as determined in good faith by the Board based upon its annually established goals.

        - participation in all retirement plans, health and other group insurance programs, stock option plans and other fringe benefit plans which we may now or hereafter in the Board of Directors' discretion make available generally to its executives or employees.

        - term life insurance in the amount of $300,000, short-term and long-term disability insurance in the amount of not less than 60% of base salary, unless such insurance is not available at commercially reasonable rates.

        - an automobile for business use in accordance with Image Technology's standard policy for senior executive officers.

Stock Option Plan

         In January 1998, Image Technology's stockholders ratified Image Technology's Stock Option Plan (the "Plan") whereby options for the purchase of up to 5,000,000 shares of Image Technology's common stock may be granted to key personnel in the form of incentive stock options and nonstatutory stock options, as defined under the Internal Revenue Code. Key personnel eligible for these awards include our employees, consultants and nonemployee directors. Under the Plan, the exercise price of all options must be at least 100% of the fair market value of our common shares on the date of grant. The exercise price of an incentive stock option granted to an optionee which holds more than ten percent of the combined voting power of all classes of stock of Image Technology must be at least 110% of the fair market value on the date of grant. The maximum term of any stock option granted may not exceed ten years from the date of grant and generally vest over three years.

         On January 1, 2000, we granted options under the plan to David Ryon, Carlton T. Phelps and Lewis M. Edwards, our three founders, for the purchase of a total of 3,000,000 shares of its common stock at $.33 per share, approximately 110% of the fair market value on the date of grant, which are exercisable through December 31, 2009.

         No options were granted or exercised prior to January 1, 2000.

                                PRINCIPAL HOLDERS

     Tthe table below sets forth certain information concerning the beneficial ownership of our common stock as of the date of this prospectus, by (i) each person known by us to be the beneficial owner of more than 5% of our common stock, (ii) each of our named executive officers, (iii) each of our directors, and (iv) all directors and executive officers as a group. Unless otherwise indicated, each of the stockholders has sole voting and investment power with respect to the shares beneficially owned.

Security Ownership of Management


Name, Title and Address         Title of Class          Shares Beneficially             Shares Beneficially
-----------------------         --------------          -------------------             -------------------
of beneficial owners                                    Owned Prior to Offering         Owned After Offering
--------------------                                    -----------------------         --------------------
                                                        Number          Percent         Number          Percent
----------------------------------------------------------------------------------------------------------------------------
David Ryon, M.D.                Common Stock            2,429,584       29%            2,429,584       22%
CEO, President
and Director                    Preferred Stock           500,000       33.33%           500,000       33.33 %
167 Schwenk Drive
Kingston, New York 12401

----------------------------------------------------------------------------------------------------------------------------
Carlton T. Phelps, M.D.         Common Stock            2,429,583       22%              2,429,583      22%
CFO, Secretary, Treasurer
and Director                    Preferred Stock         500,000         33.33%             500,000      33.33 %
167 Schwenk Drive
Kingston, New York 12401
----------------------------------------------------------------------------------------------------------------------------
Lewis M. Edward                 Common Stock            2,429,583       22%              2,429,583      22%
Chief Technical Officer
and Director                    Preferred Stock         500,000         33.33%             500,000      33.33 %
167 Schwenk Drive
Kingston, New York 12401

----------------------------------------------------------------------------------------------------------------------------
All officers and directors      Common Stock            7,288,750      66%              7,288,750      66%
as a group                      Preferred Stock         1,500,000       100%            1,500,000      100%



                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Kingston Diagnostic Radiology, P.C., or Kingston, which is wholly owned by Dr. Ryon, leases the use of its equipment to Image Technology on a non-exclusive basis in exchange for a limited license to use ITLPACS at the Center. We are party to a facility usage and equipment lease agreement with Rockland Radiology Group, P.C., or Rockland, a privately-owned radiology facility operated by Kingston. Mid- Rockland Imaging, the new owners of the Center have agreed to allow the use of the Center as a demonstration site. Through Dr. Ryon, Image Technology has access to Kingston's state-of-the art computer system in return for a license to use the ITLPACS software in Kingston's practice. If Image Technology were unable to access Kingston's equipment, Image Technology estimates that it would have to purchase or otherwise acquire access to approximately $400,000 of comparable equipment in order to complete product development. We believe that the terms of these agreements are at least as favorable to us as any terms we could have obtained from arms-length negotiations with unrelated third parties.

                            MARKET FOR OUR SECURITIES

         Image Technology's Common Stock and Warrants currently trade on the Over-the-Counter Bulletin Board ("OTCBB") under the symbols "IMTL," "IMTLW" and "IMTLZ," respectively. These securities commenced trading on December 15, 2000. As of June 30, 2001, the number of holders of record of Common Stock, Warrant IMTLW and Warrant IMTLZ was 225, 44 and 220 respectively.

         Between December 15, 2000 and June, 2001, Image Technology's Warrant IMTLW traded consistently at $0.02 from December 15, 2000 through January 31, 2001, then rose to $0.25 on February 1, 2001 and has maintained that level since. Warrant IMTLZ traded consistently at $0.02 from December 15, 2000 through January 30, 2001, then rose to $0.25 on January 31, 2001 and has maintained that level since. These prices were obtained from data supplied by Interactive Data, a Financial Times Information Company, and do not necessarily reflect actual transaction, retail markups, markdowns or commission.

         The following table sets forth the range of the high and low closing bid prices per share of our common stock during each of the calendar quarters identified below. These bid prices were obtained from the OTC Bulletin Board Quarterly Quote Summary Report received from Bloomberg Trading Market Services and the Standard & Poor's Comstock, and do not necessarily reflect actual transactions, retail markups, markdowns or commissions.

         THE HIGH AND LOW BID SALES PRICES FOR THE EQUITY FOR EACH FULL QUARTERLY PERIOD SINCE TRADING COMMENCED WITHIN THE TWO MOST RECENT FISCAL YEARS AND ANY SUBSEQUENT INTERIM PERIOD FOR WHICH FINANCIAL STATEMENTS ARE INCLUDED ARE AS FOLLOWS:

--------------------------------------------------------------------------------
Year  Quarter  High Bid  Low Bid         Year  Quarter  High Bid  Low Bid
----  -------  --------  -------         ----  -------  --------  -------

2000   4th      0.75       0.59          2001    1st      0.90     0.30
                                         2001    2nd      0.94     0.40
--------------------------------------------------------------------------------

         We have not paid any cash dividends to date and do not anticipate or contemplate paying dividends in the foreseeable future. It is the present intention of management to utilize all available funds for the development of Millennium's business.



                            DESCRIPTION OF SECURITIES

           Our authorized capital stock consists of 50,000,000 shares of common stock and 5,000,000 shares of preferred stock. As of June 30, 2001, there were outstanding 11,075,612 shares of common stock and 1,500,000 shares of preferred stock.

Common Stock

     Holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of the common stock do not have cumulative voting rights, and therefore the holders of a majority of the shares of common stock voting for the election of directors may elect all of our directors standing for election. Subject to preferences which may be applicable to the holders of any outstanding shares of preferred stock, the holders of common stock are entitled to receive such lawful dividends as may be declared by the Board of Directors. In the event of a liquidation, dissolution or winding up of the affairs of Image Technology, whether voluntary or involuntary, and subject to the rights of the holders of any outstanding shares of preferred stock, the holders of shares of common stock shall be entitled to receive pro rata all of our remaining assets available for distribution to our stockholders. The common stock has no preemptive, redemption, conversion or subscription rights. All outstanding shares of common stock are, and the shares of common stock to be issued pursuant to this offering will be, fully paid and non-assessable. The issuance of common stock or of rights to purchase common stock could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock.

Preferred Stock

     The Board of Directors is authorized, subject to limitations prescribed by Delaware law, to provide for the issuance of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the voting powers, designations, preferences and rights, and the restrictions of those preferences and rights, of the shares of each such series and to increase, but not above the total number of authorized shares of preferred stock, or decrease, but not below the number of shares of such series then outstanding, the number of shares of any such series without further vote or action by the stockholders.

     The board is authorized to issue preferred stock with voting, conversion, and other rights and preferences which could adversely affect the voting power or other rights of the holders of common stock. On January 7, 2000 we issued 1,500,000 shares of preferred stock to our three founders in connection with the commencement of their employment contracts on January 1, 2000. The preferred shares have rights to dividends, rights with respect to liquidation and other rights equivalent to those of holders of our common stock.

Warrants

     Each Class A $.40 Warrant entitles the holder to purchase one share of common stock at an exercise price of $0.40 per share and each Class B $.50 Warrant entitles the holder to purchase one share of common stock at an exercise price of $0.50 per share (collectively, the "Warrants"). Unless previously redeemed, the Warrants are exercisable at any time commencing on the date of this prospectus up until April 15, 2002. The Warrants are transferable separately from the common stock. The Warrants are subject to redemption by Image Technology at $.05 per warrant if the common stock closing bid price exceeds $1.00 for 10 consecutive trading days ending within 15 days of the date as of which the notice of redemption is given. Holders of the Warrants will automatically forfeit their rights to purchase the shares of common stock issuable under such warrants unless the warrants are exercised before the close of business on the business day immediately prior to the date set for redemption. All of the outstanding warrants of a class must be redeemed if any of that class are redeemed. A notice of redemption shall be mailed to each registered holder of Warrants by first class mail, postage prepaid, upon 30 days' notice before the date fixed for redemption. The notice of redemption shall specify the redemption price, the date fixed for redemption, the place where the Warrant certificates shall be delivered and the redemption price to be paid, and that the right to exercise the Warrants shall terminate at 5:00 p.m., New York City time, on the business day immediately preceding the date fixed for redemption.

     The Warrants may be exercised upon surrender of the certificate(s) therefor on or prior to the expiration or the redemption date at the offices of Image Technology's warrant agent with the subscription form on the reverse side of the certificate(s) completed and executed as indicated, accomplished by payment, in the form of a certified check payable to the order of Image Technology Laboratories, Inc., of the full exercise price for the number of Warrants being exercised.

     The Warrants contain provisions which protect the holders against dilution by adjustment of the exercise price per share and the number of shares issuable upon exercise upon the occurrence of certain events, including issuances of common stock, or securities convertible, exchangeable or exercisable into common stock, at less than market value, stock dividends, stock splits, mergers, sale of substantially all of Image Technology's assets, and for other extraordinary events; provided, however, that no such adjustment shall be made upon, among other things (i) the issuance or exercise of options or other securities under any stock option or other benefit plan offered to employee, officers or directors of Image Technology, (ii) the sale or exercise of outstanding options or warrants or the Warrants offered by this prospectus, or (iii) the conversion of shares of Image Technology's preferred stock to common stock.

     Image Technology is not required to issue fractional shares of common stock, and instead will make a cash payment based upon the current market value of such fractional shares. The holders of the Warrants will not possess any rights as shareholders of Image Technology unless and until such warrants have been exercised for shares of common stock.

Anti-takeover Effects of Provisions of Our Charter, Our By-laws and Delaware Law

     Our charter and by-laws contain provisions which could discourage potential takeover attempts and make more difficult the acquisition of a substantial block of the common stock. Our charter authorizes the directors to issue, without stockholder approval, shares of preferred stock in one or more series and to fix the voting powers, designations, preferences and rights, and the restrictions of those preferences and rights, of the shares of each such series. Our charter provides that stockholders may act only at meetings of stockholders and not by written consent in lieu of a stockholders' meeting. Our by-laws provide that nominations for directors may not be made by stockholders at any annual or special meeting thereof unless the stockholder intending to make a nomination notifies us of its intentions a specified number of days in advance of the meeting and furnishes to us information regarding itself and the intended nominee. Our by- laws also provide that special meetings of our stockholders may be called only by the president and must be called by the president or the secretary at the written request of a majority of the directors. Our by-laws also require a stockholder to provide to our Secretary advance notice of business to be brought by such stockholder before any stockholder meeting as well as information regarding the stockholder and others known to support the proposal and any material interest they may have in the proposed business. These provisions could delay stockholder actions which are favored by the holders of a majority of the outstanding stock until the next stockholders' meeting. These provisions may also discourage another person or entity from making a tender offer for our common stock, because the person or entity, even after acquiring a majority of the outstanding stock, could only take action at a duly called stockholders' meeting and not by written consent.

     We are subject to Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless;

     - prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

     - upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (a) by persons who are directors and also officers and (b) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

     - on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder. The application of Section 203 may limit the ability of stockholders to approve a transaction which they may deem to be in their best interests.

     Section 203 defines "business combination" to include (a) any merger or consolidation involving the corporation and the interested stockholder; (b) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation to or with the interested stockholder; (c) subject to certain exceptions, any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (d) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (e) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an "interested stockholder" as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person associated with, affiliated with, controlling or controlled by such entity or person.

Limitation of Liability and Indemnification

     Our charter provides that no director shall be personally liable to us or to any stockholder for monetary damages arising out of such director's breach of fiduciary duty, except to the extent that the elimination or limitation of liability is not permitted by Delaware law. The Delaware law, as currently in effect, permits charter provisions eliminating the liability of directors for breach of fiduciary duty, except that such provisions do not eliminate or limit the liability of directors for (a) any breach of the director's duty of loyalty to a corporation or its stockholders, (b) any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) any payment of a dividend or approval of a stock purchase which is illegal under
Section 174 of the Delaware General Corporation Law or (d) any transaction from which the director derived an improper personal benefit. A principal effect of this provision of our charter is to limit or eliminate the potential liability of our directors for monetary damages arising from any breach of their duty of care, unless the breach involves one of the four exceptions described in (a) through (d) above.

     Our charter and by-laws further provide for the indemnification of our directors and officers to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, including circumstances in which indemnification is otherwise discretionary. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC that indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                          TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the common stock is Continental Stock Transfer & Trust Company.


           The warrants and underlying shares offered by this prospectus may be sold from time to time by selling stockholders. The selling stockholders may sell the shares in the over-the-counter markets or otherwise, at market prices or at negotiated prices. They may sell shares by one or a combination of the following:

          - a block trade in which a broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

          - purchases by a broker or dealer as principal and resale by the broker or dealer for its account pursuant to this prospectus; and

          - ordinary brokerage transactions and transactions in which a broker solicits purchasers.

           In effecting sales, brokers or dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions or discounts from selling stockholders in amounts to be negotiated prior to the sale. The selling stockholders and any broker- dealers which participate in the distribution may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any proceeds or commissions received by them, and any profits on the resale of shares sold by broker-dealers, may be deemed to be underwriting discounts and commissions.

           If any selling stockholder notifies us that a material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file, a prospectus supplement, if required pursuant to the Securities Act, setting forth:

          - the name of each of the participating broker-dealers,

          - the number of shares involved,

          - the price at which the shares were sold,

          - the commissions paid or discounts or concessions allowed to the broker-dealers, where applicable,

          - a statement to the effect that the broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and

          - any other facts material to the transaction.

     Image Technology will not receive any of the proceeds of shares sold by the selling stockholders.

                        SHARES ELIGIBLE FOR FUTURE SALE


         Image Technology had outstanding 11,075,612 shares of common stock at June 30, 2001. Of these shares, only 3,425,000 freely tradable without restriction, except for restrictions imposed by certain state regulatory authorities, or registration under the Securities Act, except that any shares purchased by an "affiliate" of Image Technology, as defined in the rules and regulations promulgated under the Securities Act, will be subject to the resale limitations under Rule 144 under the Securities Act. The remaining shares of outstanding common stock were issued and sold by Image Technology in private transactions in reliance upon exemptions from registration under the Act. Such shares may be sold only pursuant to an effective registration statement filed by Image Technology or an applicable exemption, including the exemption contained in Rule 144 promulgated under the Act.

         In general, under Rule 144 as currently in effect, a shareholder, including an affiliate of Image Technology may sell shares of common stock after at least one year has elapsed since such shares were acquired from Image Technology or an affiliate of Image Technology. The number of shares of common stock which may be sold within any three-month period is limited to the greater of: (i) one percent of the then outstanding common stock or (ii) the average weekly trading volume in the common stock during the four calendar weeks preceding the date on which notice of such sale was filed under Rule 144.

            Certain other requirements of Rule 144 concerning availability of public information, manner of sale and notice of sale must also be satisfied. In addition, a shareholder who is not an affiliate of Image Technology (and who has not been an affiliate of Image Technology for 90 days prior to the sale) and who has beneficially owned shares acquired from Image Technology or an affiliate of Image Technology for over two years may resell the shares of common stock without compliance with the foregoing requirements under Rule 144.


           No predictions can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price of the common stock prevailing from time to time. Nevertheless, sales of substantial amounts of common stock, or the perception that such sales may occur, could have a material adverse effect on prevailing market prices.


                                  LEGAL MATTERS

         Bondy & Schloss LLP, New York, New York, has advised us with respect to the validity of the securities offered by this prospectus. Bondy & Schloss LLP owns 250,000 shares of common stock of the Company.

                                     EXPERTS

         The financial statements of Image Technology Laboratories, Inc. as of December 31, 2000 and 1999 and for the years then ended and for the period from January 1, 1998 (date of inception) to December 31, 2000 included in this prospectus have been audited by J.H. Cohn LLP, independent public accountants, as stated in their report appearing elsewhere in this prospectus, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


                       WHERE YOU CAN FIND MORE INFORMATION

         We have filed a registration statement on Form SB-2 with the SEC for our common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement or incorporated herein by reference for the copies of the actual contract, agreement or other document. Following this offering we will be required to file annual, quarterly and special reports, proxy statements and other information with the SEC.

         You can read our SEC filings, including the registration statement, over the Internet at the SEC's Web site at HTTP://WWW.SEC.GOV. You may also read and copy any document we file with the SEC at its public reference facilities at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and Suite 1400, 500 West Madison Street, Chicago, Illinois 60661. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.